Exhibit 99.1

B Communications Reports its Financial Results for
the Third Quarter of 2013

- Announces Dividend Distribution of NIS 102 Million($29Million) -

Ramat Gan, Israel – November 7, 2013 – B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) today reported its financial results for the third quarter ended September 30, 2013.

Bezeq’s Results: For the third quarter of 2013, the Bezeq Group reported revenues of NIS 2.4 billion ($ 679 million) and operating profit of NIS 721 million ($ 204 million). Bezeq’s EBITDA for the third quarter totaled NIS 1.05 billion ($ 297 million), representing an EBITDA margin of 44%. Net income for the period attributable to Bezeq’s shareholders totaled NIS 449 million ($ 127 million). Bezeq's cash flow from operating activities during the period totaled NIS 1.1 billion ($ 323 million).

Cash Position: As of September 30, 2013, B Communications’ unconsolidated cash and cash equivalents totaled NIS 1.36 billion ($ 384 million), its unconsolidated total debt was NIS 4.07 billion ($ 1.15 billion), and its net debt totaled NIS 2.71 billion ($ 767 million).

B Communications’ Unconsolidated Balance Sheet Data*

In millions		Convenience
		translation into
		U.S. dollars
		(Note A)
	September 30, 2013	September 30, 2013	September 30, 2012	December 31, 2012

	NIS	US$	NIS	NIS
Short term liabilities	587	166	470	587
Long term liabilities	3,482	984	3,705	3,511
Total liabilities	4,069	1,150	4,175	4,098
Dividend receivable	-	-	464	-
Cash and cash equivalents	1,359	384	389	694
Total net debt	2,710	766	3,322	3,404

* Does not include the balance sheet of Bezeq.

Dividend from Bezeq: On September 15, 2013, B Communications received two dividend payments from Bezeq which together totaled NIS 455 million ($ 129 million). These dividend payments included a current dividend of NIS 300 million ($ 85 million), representing B Communications’ share of Bezeq’s net profit for the first half of 2013, and a special dividend of NIS 155 million ($ 44 million), representing B Communications’ share of the sixth and last   installment of the special dividend declared by Bezeq and approved by its shareholders in 2011.

B Communications’ Third Quarter Financial Results

B Communications’ consolidated revenues for the third quarter of 2013 were NIS 2.4 billion ($ 679 million), a 3.8% decrease compared with NIS 2.5 billion reported in the third quarter of 2012. For both the current and the prior-year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

During the third quarter of 2013, B Communications recorded net amortization expenses related to its Bezeq purchase price allocation (“Bezeq PPA”) in its consolidated financial statements of NIS 198 million ($ 56 million). From April 14, 2010, the date of the acquisition of its interest in Bezeq, until September 30, 2013, B Communications has amortized approximately 57% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment. If, for any reason, B Communications finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to its audited financial reports, as well as to future financial statements.

B Communications’ financial expenses, net: B Communications’ unconsolidated net financial expenses for the third quarter of 2013 totaled NIS 62 million ($ 18 million). These expenses consisted primarily of NIS 62 million ($ 18 million) of interest and CPI linkage expenses on the long-term loans incurred to finance the Bezeq acquisition and expenses of NIS 14 million ($ 4 million) related to its publicly-traded debentures. These expenses were offset in part by financial income of NIS 11 million ($ 3 million) generated by short term investments.

B Communications’ net income attributable to shareholders for the third quarter of 2013 was NIS 15 million ($ 4 million), compared to a net loss of NIS 55 million in the third quarter of 2012.

B Communications’ Unconsolidated Financial Results

In millions		Convenience
		translation into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	September 30, 2013	September 30, 2013	September 30, 2012	December 31, 2012

	NIS	US$	NIS	NIS
Revenues	-	-	-	-
Financing expenses, net	(62)	(18)	(65)	(239)
Other and income tax expenses	(1)	-	(1)	(48)
PPA amortization, net	(61)	(17)	(95)	(234)
Interest in Bezeq's net income	139	39	106	567
Net income (loss)	15	4	(55)	46

Dividend

On November 7, 2013, the Company's board of directors declared a cash dividend in the amount of NIS 3.41 per share, and in the aggregate amount of approximately NIS 102 million (approximately $ 0.96 per share and approximately $ 29 million in the aggregate, based on the representative rate of exchange on September 30, 2013. The actual US$ amount for dividend paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on November 18, 2013). The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day on the NASDAQ Global Market on November 18, 2013. The payment date will be December 3, 2013.

Comments of Management

Commenting on the results, Mr. Doron Turgeman, B Communications’ CEO, stated, “We are very pleased with the quarter’s results, the fourth consecutive quarter in which we have reported net income. Now, after three successful years during which we decreased the Company’s debt from NIS 5.3 billion when we acquired Bezeq (in April 2010) to just NIS 2.7 million as of the end of the third quarter, we are advancing to the next phase. The financing agreement modification that we announced yesterday will provide us with a more convenient loan repayment schedule and increase our financial flexibility. This, together with the increase in liquidity that we achieved as a result of our recent issuance of NIS 180 million of additional Series B debt, will bring a significant improvement to our financial position and to our future cash flow.”

Mr. Turgeman continued, “As a concrete demonstration of our confidence, the Board today decided to distribute a significant dividend for the first time. We see dividends as one of the ways of creating shareholder value over the long term.”

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the third quarter ended September 30, 2013. For a full discussion of Bezeq’s results for the third quarter of 2013, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q3 2013	Q3 2012	% change
	(NIS millions)
Revenues	2,398	2,494	(3.8)%
Operating profit	721	667	8.1%
EBITDA	1,050	1,026	2.3%
EBITDA margin	43.8%	41.1%
Net profit attributable to Company shareholders	449	342	31.3%
Diluted EPS (NIS)	0.16	0.13	23.1%
Cash flow from operating activities	1,143	1,024	11.6%
Payments for investments, net	267	270	(1.1)%
Free cash flow 1	876	754	16.2%
Net debt/EBITDA (end of period) 2	1.97	1.64

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the third quarter of 2013 amounted to NIS 2.40 billion ($ 679 million) compared with NIS 2.49 billion in the corresponding quarter of 2012, a decrease of 3.8%. The reduction in Bezeq Group revenues was primarily due to a decrease in cellular segment revenues. Nevertheless, the Bezeq Group results reflect a moderation in the quarter-over-quarter decrease in Pelephone's revenues, relative stability in the revenues of Bezeq Fixed-line and an increase in the revenues of Bezeq International.

The Bezeq Group's focused policy of initiating streamlining and efficiency measures in all segments, contributed to the increase in profitability metrics.

Operating profit of the Bezeq Group in the third quarter of 2013 amounted to NIS 721 million ($ 204 million) compared with NIS 667 million in the corresponding quarter of 2012, an increase of 8.1%.

Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in the third quarter of 2013 amounted to NIS 1.05 billion ($ 297 million) (EBITDA margin of 43.8%) compared with NIS 1.03 billion (EBITDA margin of 41.1%) in the corresponding quarter of 2012, an increase of 2.3%.

Net profit attributable to Bezeq shareholders amounted to NIS 449 million ($127 million) compared with NIS 342 million in the corresponding quarter of 2012, an increase of 31.3%.

The third quarter results again show record levels of operating cash flow and the second highest free cash flow in the last few years. Cash flow from operating activities of the Bezeq Group in the third quarter of 2013 amounted to NIS 1.14 billion ($ 323 million) compared with NIS 1.02 billion in the corresponding quarter of 2012, an increase of 11.6%. Free cash flow of the Bezeq Group in the third quarter of 2013 amounted to NIS 876 million ($ 248 million) compared with NIS 754 million in the corresponding quarter of 2012, an increase of 16.2%.

Net financial debt of the Bezeq Group was NIS 8.58 billion ($ 2.43 billion) at September 30, 2013 compared with NIS 7.19 billion as of September 30, 2012.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of September 30, 2013 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of September 30, 2013 (NIS 3.537 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.
B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following Internet sites:

www.bcommunications.co.il
www.ir.bezeq.co.il
www.eurocom.co.il
www.igld.com

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:
Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	September 30 2013	September 30 2013	September 30 2012	December 31 2012

	NIS	US$	NIS	NIS
Assets
Cash and cash equivalents	1,012	286	679	757
Investments, including derivative financial
instruments	1,603	453	1,456	1,484
Trade receivables, net	2,791	789	3,044	2,927
Other receivables	345	98	261	330
Inventory	122	34	149	123
Assets classified as held-for-sale	221	63	164	164

Total current assets	6,094	1,723	5,753	5,785

Investments, including derivative financial
instruments	90	25	94	90
Long-term trade and other receivables	701	198	1,193	1,074
Property, plant and equipment	6,584	1,862	6,811	6,911
Intangible assets	6,778	1,918	7,189	7,252
Deferred and other expenses	389	110	406	384
Investment in equity-accounted investee
(mainly loans)	1,000	283	984	1,005
Deferred tax assets	93	26	144	*128

Total non-current assets	15,635	4,420	16,821	16,844

Total assets	21,729	6,143	22,574	22,629

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at (cont’d)

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	September 30	September 30	September 30	December 31
	2013	2013	2012	2012
	NIS	US$	NIS	NIS
Liabilities
Short-term bank credit, current maturities
of long-term liabilities and debentures	1,484	419	934	1,582
Trade payables	629	178	772	792
Other payables, including derivative
financial instruments	849	240	801	734
Dividend payable	-	-	1,366	669
Current tax liabilities	774	219	564	588
Provisions	124	35	172	145
Employee benefits	248	70	288	* 251
Total current liabilities	4,108	1,161	4,897	4,761

Debentures	5,555	1,571	5,043	5,018
Bank loans	6,184	1,748	6,524	6,422
Loans from institutions and others	549	155	546	540
Dividend payable	-	-	326	-
Employee benefits	258	73	228	*260
Other liabilities	81	23	86	67
Provisions	67	19	71	66
Deferred tax liabilities	1,082	306	1,107	1,159
Total non-current liabilities	13,776	3,895	13,931	13,532

Total liabilities	17,884	5,056	18,828	18,293

Equity
Total equity attributable to equity holders
of the Company	1,075	304	833	*960
Non-controlling interests	2,770	783	2,913	*3,376

Total equity	3,845	1,087	3,746	4,336

Total liabilities and equity	21,729	6,143	22,574	22,629

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

B Communications Ltd.

Condensed Consolidated Statements of Income for the

(In millions, except per share data)

	Nine months period ended			Three months period ended			Year ended
	September 30			September 30			December 31
		Convenience			Convenience
		translation			translation
		into			into
		U.S. dollars			U.S. dollars
	2013	2013	2012	2013	2013	2012	2012
	NIS	US$	NIS	NIS	US$	NIS	NIS
Revenues	7,154	2,023	7,829	2,398	678	2,494	10,278

Cost and expenses
Depreciation and amortization	1,508	426	2,267	527	149	757	2,367
Salaries	1,435	406	1,528	465	132	511	*1,978
General and operating expenses	2,610	738	3,015	890	252	963	3,995
Other operating (income)
expenses, net	(30)	(8)	52	(1)	-	19	(11)

	5,523	1,562	6,862	1,881	533	2,250	8,329

Operating income	1,631	461	967	517	145	244	1,949

Financing expenses, net	241	68	287	97	27	107	*355

Income after financing
expenses, net	1,390	393	680	420	118	137	1,594

Share in losses of
equity-accounted investee	195	55	233	88	25	93	245

Income before income tax	1,195	338	447	332	93	44	1,349

Income tax	428	121	279	143	40	75	*556

Net income (loss) for the period	767	217	168	189	53	(31)	793

Income (loss) attributable to:
Owners of the Company	116	33	(105)	15	4	(55)	*46
Non-controlling interests	651	184	273	174	49	24	*747

Net income (loss) for the period	767	217	168	189	53	(31)	793

Earnings per share

Net income (loss), basic	3.87	1.09	(3.53)	0.50	0.14	(1.84)	1.52

Net income (loss), diluted	3.83	1.08	(3.55)	0.48	0.14	(1.84)	1.49

*  Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

B Communications Ltd.

Reconciliation for NON-IFRS Measures

 EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

In millions

	Three months period ended
	September 30
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2013	2013	2012
	NIS	US$	NIS

Operating income	721	204	667
Depreciation and amortization	329	93	359

EBITDA	1,050	297	1,026

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

In millions

	Three months period ended
	September 30
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2013	2013	2012
	NIS	US$	NIS

Cash flow from operating activities	1,143	323	1,024
Purchase of property, plant and equipment	(270)	(76)	(309)
Investment in intangible assets and deferred expenses	(50)	(14)	(58)
Proceeds from the sale of property, plant and equipment	53	15	97

Free cash flow	876	248	754